Steven K. Young
Senior Vice President and Controller

Duke Energy Corporation
550 South Tryon Street
Charlotte, NC 28202

Mailing Address:
DEC44A
Charlotte, NC 28202

704-382-7704 phone
980-373-8724 fax
Steve.young@duke-energy.com

May 14, 2012

VIA EDGAR

Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Duke Energy Corporation

Duke Energy Carolinas, LLC

Duke Energy Ohio, Inc.

Duke Energy Indiana, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File Nos. 1-32853, 1-04928, 1-01232, 1-03543

Dear Mr. Mew:

On behalf of Duke Energy Corporation, we have the following response to your comment letter dated May 1, 2012 relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 of Duke Energy Corporation (“Duke Energy”), Duke Energy Carolinas, LLC, Duke Energy Ohio, Inc. and Duke Energy Indiana, Inc. (the “10-K”).

For your convenience, we have included the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) below in bold followed by Duke Energy’s corresponding response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 37

Segment Results, page 39

1.              We note you present earnings before interest and taxes from continuing operations (EBIT) as a performance measure. Note that EBIT should be reconciled to net income. See Non-GAAP Financial Measures Compliance and Disclosure Interpretations Questions 103.01 and 103.02. Please revise in future filings.

As we noted on page 39, “Beginning in 2012, the chief operating decision maker began evaluating segment financial performance and allocation of resources on a net income basis.” Accordingly, in all future filings, beginning with the Form 10-Q for the Fiscal Period Ended March 31, 2012, the individual segment profitability measures used in Management’s Discussion and Analysis — Results of Operations will be reconciled to consolidated net income. Prior period results will be recasted to conform to this new measure of segment profitability.

1. Summary of Significant Accounting Policies, page 96

Cash and Cash Equivalents, page 97

2.              Please advise us if cash held in your foreign subsidiaries is freely transferable to the U.S. If not and the restricted funds held in another country are significant in proportion to your consolidated cash and cash equivalents’ amounts, than disclose the amounts not freely transferable in your notes to the financial statements. We refer you to Rule 5-02.1 of Regulation S-X. Please note that we would consider funds restricted due to adverse tax consequences of repatriation to be restricted cash.

Cash held in foreign subsidiaries is freely transferable to the U.S.; however, there would be certain tax consequences. There are no legal restrictions on the use of cash in the jurisdictions in which it is being held. Additionally, the cash held at these locations is not for any designated purpose such as funding a specific project, but rather, is held for general corporate purposes at the subsidiaries.

Duke Energy’s understanding of the financial statement presentation requirements has been that a tax consequence of repatriation does not, by itself, result in a requirement to present cash as restricted. The cash held in these foreign jurisdictions is not considered restricted at the subsidiary level. It is the policy of Duke Energy that unrestricted cash represents cash that is available for general operations at either the subsidiary level or at the parent level. Further it is Duke Energy’s view that for consolidation purposes, unrestricted cash at the subsidiary level would not be recharacterized at the parent level. This view is consistent with the presentation of cash that is recorded at a variable interest entity (“VIE”) when a VIE is required to be consolidated under ASC 810. In consolidation of a VIE cash is not automatically presented as restricted cash at the primary beneficiary level in consolidation simply because the primary beneficiary does not have claim or use of the VIE’s cash. Accordingly, Duke Energy believes that cash, including cash held outside of the United States, is appropriately classified as Cash and Cash Equivalents, in accordance with Rule 5-02.1 of Regulation S-X.

As we noted on page 56 in Management’s Discussion and Analysis under the caption of Liquidity and Capital Resources, “At December 31, 2011, Duke Energy had cash and cash equivalents and short-term investments of $2.3 billion, of which $1.0 billion is held in foreign jurisdictions and is forecasted to be used to fund the operations of and investments in International Energy.” Further, on page 218 in Note 22 — Income Taxes, we disclosed the following: “Deferred income taxes and foreign withholding taxes have not been provided on undistributed earnings of Duke Energy’s foreign subsidiaries when such amounts are deemed to be indefinitely reinvested. The cumulative undistributed earnings as of December 31, 2011 on which Duke Energy has not provided deferred income taxes and foreign withholding taxes is $1.7 billion. The amount of unrecognized deferred tax liability related to these undistributed earnings is estimated at between $250 million and $325 million.” Beginning with the Form 10-K for the period ended December 31, 2012, we will disclose in the Cash and Cash Equivalents section of Summary of Significant Accounting Policies the amount of cash held in foreign countries.

Components of Inventory, page 97

3.              Refer to your statement, “Effective November 1, 2011, Duke Energy Ohio executed an agreement with a third party to transfer title of natural gas inventory purchased by Duke Energy Ohio to the third party. Under the agreements, the gas inventory was stored and managed for Duke Energy Ohio and was delivered on demand. As a result of the agreements, the combined natural gas inventory of approximately $50 million being held by a third party as of December 31, 2011, was classified as Other within Current Assets on the Consolidated Balance Sheets.” Tell us and disclose if these agreements are park and loan transactions. If these arrangements are park and loan transactions, then provide us a detailed example of both a park and loan transaction, including the relevant journal entries used to record the transactions throughout their entire cycle. Further, citing for us the applicable GAAP literature used, please explain to us how such transactions are accounted for, and include in your explanation how you are classifying the park and loan transactions on your consolidated statements of income and cash flows.

Duke Energy is a regulated utility that provides gas distribution services to its customers. All gas costs are a direct passthrough to its customers and Duke Energy earns no profits on the cost of gas delivered to its customers. Effective November 1, 2011, Duke Energy entered into asset management agreements with a third party asset manager whereby Duke Energy assigned legal title of natural gas held in storage to the asset manager for the term of the agreement. Duke Energy entered into these asset management agreements in an attempt to reduce its direct management of these rights, reduce working capital requirements associated with gas storage and reduce overall gas costs. During the term of the asset management agreement, Duke Energy purchases gas from the asset manager on a daily basis to serve its retail natural gas customers and pays amounts equivalent to the amount it would have paid on the assigned contracts had the asset management agreement not been in place, less a monthly management fee paid to Duke Energy by the asset manager. Because Duke Energy uses gas held in storage solely to meet its daily load requirements to serve its retail natural gas customers, this asset management agreement is not considered a park and loan transaction.

5. Commitments and Contingencies, page 119

Coal Combustion Product (CCP) Management, page 121

4.              We note your estimates to install synthetic caps and liners at existing and new Coal Combustion Product (CCP) landfills and to convert some of your CCP handling systems from wet to dry systems to comply with current regulations. In this regard, tell us and disclose whether you have incurred a loss contingency in regard to this matter, the amount of the loss, when you recorded the loss, and the basis for the timing of when the loss was recorded.

Duke Energy disclosed the estimated cash spending for CCP projects in order to provide users of the financial statements an understanding of the magnitude of the future cash outflows related to current CCP regulations. The $259 million estimated spending consists primarily of costs for new landfills needed for future production, costs to close CCP landfills and for conversion to dry ash handling systems. A significant portion of the estimated spending will be capitalized as property, plant and equipment once incurred while certain of the landfill closure costs are the result of a legal obligation as defined in Accounting Standards Codification (ASC) 410-20, Asset Retirement Obligations, which is described in Note 9 to the Consolidated Financial Statements. No loss contingency has been recorded in connection with these expenditures as they are not subject to the provisions of ASC 410-30, Environmental Obligations, and Duke Energy expects to recover costs associated with regulated operations through routine regulatory rate proceedings.

In future filings the following disclosure will be included to provide further clarity:

Duke Energy currently estimates that it will spend $xx million ($xx million at Duke Energy Carolinas, $xx million at Duke Energy Ohio, and $xx million at Duke Energy Indiana) over the period 2012 to 2016 to install synthetic caps and liners at existing and new CCP landfills and to convert some if its CCP handling systems from wet to dry systems to comply with current regulations. A significant portion of the estimated spending will be capitalized as property, plant and equipment, while certain of the costs are the result of a legal obligation as defined in ASC 410-20, Asset Retirement Obligations. Duke Energy expects to recover the costs associated with regulated operations through routine regulatory rate proceedings.

Litigation — New Source Review, page 121

5.              Refer to your disclosure on page 122 where you state, “On December 28, 2011, the IURC granted Duke Energy Indiana’s request to recover the costs associated with the Gallagher consent decree, but denied the request to recover the SO2 emission allowance expenses under the consent decree.” Tell us why these costs were disallowed and disclose the amount of the disallowance.

On December 28, 2011, the IURC did not allow Duke Energy Indiana to recover from retail electric customers the components of an NSR Consent Decree related to emission allowance surrenders. On this issue, the IURC stated in its Order: “The Commission views Duke Indiana’s EA surrenders as an economic penalty, and we find that Duke Indiana, and not its customers, should pay the costs of its failure to comply with federal law and regulations.” The amount of emission allowance surrenders through December 2011 that Duke Energy Indiana was not allowed to collect was $5.7 million. Duke Energy did not disclose the amount as it was deemed to be immaterial.

Litigation — Alaska Global Warming Lawsuit, page 123

6.              We note the disclosure that “it is not possible to predict whether Duke Energy will incur any liability…” in connection with the respective matter. Please note that when a loss contingency exists, FASB ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible or remote. In light of the existence of a loss contingency, please tell us what consideration you gave to making an assessment as to where the loss falls within the range of likelihood. Alternatively, please make the required assessment for your current loss contingency, describe to us the basis for your conclusion, and provide us with any proposed revised disclosures related to this and each other current loss contingency where you have disclosed that it is not possible to predict whether you will incur any liability.

Duke Energy has processes in place to ensure proper accounting for and disclosure of loss contingencies in accordance with ASC 450.  Management of the Duke Energy Controllers’ Department meets each quarter with applicable legal counsel in Duke Energy’s Office of General Counsel to review all legal contingencies to evaluate proper accounting and disclosure in filings with the Securities and Exchange Commission.  Probable loss contingencies are recorded in accordance with ASC 450-20-25-2. For those claims that are determined to be only reasonably possible, management evaluates the status of legal proceedings to assess whether an estimate of possible loss or range of loss can be made and disclosed in accordance with ASC 450-20-50-4.

In the Alaska global warming case, the Federal District Court granted defendants’ motion to dismiss the case, in its entirety, in 2009. Plaintiffs appealed and the Ninth Circuit Court of Appeals held oral argument in November, 2011 and a ruling remains pending. Based on our review of applicable law and the current procedural status of the case, Duke Energy believes that a loss contingency in this matter is remote and no disclosure is required.  However, because of the highly visible nature of the case and the ongoing public debate over climate change and the environmental effects of greenhouse gas emissions, Duke Energy has elected to disclose information related to this case, even though none is required.

In addition, the amount of the range of any possible loss cannot be reasonably estimated. There has not been a successful suit of this type and there is no precedent case finding damages that could be used as a basis for estimating a potential range of liability.  The only specific damage allegations made by plaintiffs relate to the cost of relocating the Village of Kivalina, which have been estimated to be between $95 million and $400 million. However, that allegation comprises only part of plaintiffs’ damage claim, which includes what we believe to be unquantifiable damages for “monetary damages … according to proof” and “a declaratory judgment for such future monetary expenses and damages as may be incurred by Plaintiffs in connection with the nuisance of global warming.” There has been no discovery in the case and while Duke Energy believes that the damages should be zero, it has no basis on which to estimate the possible loss.

In future filings Duke Energy will provide the following disclosure:

The plaintiffs in the case have requested damages in the range of $95 million to $400 million related to the cost of relocating the Village of Kivalina. Although Duke Energy believes the likelihood of loss is remote based on current case law, it is not possible to predict the ultimate outcome of this matter.

Other Litigation and Legal Proceedings, page 126

7.              We note you have recorded $810 million in reserves as of December 31, 2011 related to various matters impacting the Duke Energy Registrants. Tell us and disclose the amount(s) of your accrual by Registrant. Further revise your disclosure by providing in aggregate an estimated reasonably possible range of loss for these matters, including reasonably possible loss amounts in excess of your reserves to the extent they are material.

Of the $810 million in reserves at December 31, 2011, $801 million relates to asbestos-related reserves at Duke Energy Carolinas. Please refer to Note 5, Commitments and Contingencies, Asbestos-related Injuries and Damages Claims for a detailed disclosure of the facts surrounding asbestos reserves and the related insurance recoveries. The remaining reserves are recorded at the Duke Energy Corporation registrant. For the remaining $9 million in reserves, the reasonably possible range of loss amounts in excess of the reserves is not material.

In future filings Duke Energy will disclose the amount of the reserves by registrant and will also provide in aggregate an estimated reasonably possible range of loss for these matters or state that the amount in excess of the reserves is not material.

The Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (704) 382-7704 with any questions regarding the foregoing.

Very truly yours,

/s/ Steven K. Young
Steven K. Young
Senior Vice President and Controller

Cc:                                                       James E. Rogers, Chairman, President and Chief Executive Officer